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August 21, 2001

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Novartis AG
Current Report on Form 6-K (Commission File No. 1-15024)

Ladies and Gentlemen:

On behalf of Novartis AG, please find enclosed a copy of a Report on Form 6-K for the month of August 2001, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended, attaching our first half 2001 earnings release.

If the Staff wishes to discuss this matter at any time, please telephone (collect) any of James M. Bartos or the undersigned in our London office at (44-207) 655-5000.

Very truly yours,

Louis P.A. Lehot

Enclosure

cc: New York Stock Exchange (Listed Securities Library)
       George Miller (Novartis AG)
       James M. Bartos (Shearman & Sterling)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the month of August, 2001

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

_____

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this
form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes __   No <u>X</u>

Enclosure: Press release announcing "Novartis reports sustained growth in first half of
2001", dated August 16, 2001

Novartis International AG
Novartis Communication
CH-4002 Basel
Switzerland

Tel + 41 61 324 2200
Fax + 41 61 324 3300
Internet Address:
http://www.novartis.com

NOVARTIS

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis reports sustained growth in first half of 2001

- *Group sales up 12% in local currencies (11% in Swiss francs) to CHF 15.5 billion (USD 8.6 billion)*

- *Pharmaceuticals' sales grow 13% in local currencies, 21% in the US, and 9% in the rest of the world*

- *Operating income up 7% to CHF 3.5 billion (USD 1.9 billion) accompanied by increased investments in pharmaceutical launches and key products*

- *Net income climbs 10% in Swiss francs to CHF 3.7 billion (USD 2.1 billion)*

- *On track to achieve record financial targets for full year*

Consolidated key figures from continuing activities

| | First half 2001 | | | First half 2000 | | Change | |
	USD m	CHF m	%	CHF m	%	CHF m	%
Sales	**8 591**	**15 464**		13 970		1 494	11
Operating income	**1 933**	**3 480**		3 266		214	7
in % of sales			22.5		23.4		
Net income	**2 072**	**3 729**		3 396		333	10
in % of sales			24.1		24.3		
Number of employees		**70 166**		66 124		4 042	6
Earnings per share (CHF)		**1.44**		1.30		0.14	11

Basel, 16 August 2001 – The Novartis Group continued to build on its strong first-quarter performance to post overall first-half sales of CHF 15.5 billion (USD 8.6 billion), an increase of 12% in local currencies or 11% in Swiss francs. Sales growth was driven by Pharmaceuticals and the sustained dynamism of the US business, where Pharmaceuticals' sales climbed 21%.

In the Group's first half report, published today, Daniel Vasella Chairman and CEO commented: "As a result of our focus on healthcare and the good performance of our Pharmaceuticals business, we achieved double-digit growth both in sales and net income. Our increased level of investment in marketing and sales, with the priority on key growth drivers, resulted in a sales growth of 21% in Pharmaceuticals in the US. Furthermore, despite the difficult conditions prevailing in the financial markets, we managed to achieve financial results slightly superior to those of the previous year. I am confident that our pharmaceutical business will post double-digit sales growth in the second half of the year. "

All USD figures are convenience translations of CHF into USD at a rate of 1.80. These translations should not be construed as representations that the Swiss franc amounts actually represent such US dollar amounts as could be converted into US dollars at the rate indicated or at any other rate.

All product names appearing in italics are registered trademarks of the Novartis Group

Operating income up 7% to CHF 3.5 billion (USD 1.9 billion)

Overproportional investment in Pharmaceutical Marketing & Distribution to power key growth drivers, new product launches and the expansion of products into new indications and markets had the expected effect of lowering the Group's operating margin. Operating income increased 7% to CHF 3.5 billion (USD 1.9 billion), resulting in an operating margin of 22.5% compared with 23.4% for the same period last year.

Net income rises 10% to CHF 3.7 billion (USD 2.1 billion)

Income from associated companies, primarily Chiron, increased CHF 53 million (USD 29 million) to CHF 77 million (USD 43 million). Despite difficult financial market conditions, net financial income increased CHF 26 million (USD 14 million) to CHF 952 million (USD 529 million), owing in particular to successful fund management and the sale of US dollar bonds.

Strong balance sheet

At 30 June 2001, the strength of the Group's balance sheet was undiminished despite several significant transactions, including the acquisition, as a long-term financial investment, of 20% of the voting rights of Roche Holding AG for CHF 4.8 billion (USD 2.7 billion) in May, and further purchases of Novartis treasury shares under a second trading line for CHF 3.1 billion (USD 1.7 billion).

The Group's equity at 30 June 2001 remained at its 31 December 2000 level of CHF 36.9 billion (USD 20.5 billion). As a result of these and other transactions, net liquidity (marketable securities, cash and cash equivalents, less financial debt) was reduced by CHF 7.1 billion (USD 3.9 billion) to CHF 7.3 billion (USD 4.1 billion). The debt/equity ratio changed from 0.16:1 on 31 December 2000 to 0.21:1 on 30 June 2001.

Free cash flow from continuing activities, excluding amounts related to changes in intangible and financial assets, amounted to CHF 110 million (USD 61 million) in the first six months of 2001, less than the CHF 304 million (USD 169 milion) in the prior period, owing to increases in dividends, net current assets and investments in tangible fixed assets.

Personnel

The number of employees increased from 67 653 on 31 December 2000 to 70 166 on 30 June 2001. Pharmaceuticals increased by approximately 1400 as it continued to expand its sales force, which now comprises 16 700 worldwide (of which approximately 5100 are in the US). Generics also increased by more than 1100 principally as a result of acquisitions.

Outlook

The Group expects double-digit sales growth for Pharmaceuticals in 2001, based on the performance of key brands, new product launches and new indications, including *Gleevec/ Glivec*, *Femara* and *Zometa*.

Pharmaceuticals' operating income is expected to rise, although a decline of approximately two percentage points in the operating margin is foreseen as a result of continued investment in order to expand the market share of key growth drivers.

The remaining sectors are expected to develop in line with their first-half performances.

Barring any unforeseen disturbances, full-year Group operating income and net income are expected to exceed last year's level on an ongoing basis.

Sector reviews

Pharmaceuticals

Sales
Pharmaceuticals' sales (+13% in local currencies) were lifted by the strong performances of key Primary Care brands and recently launched products in Oncology and Ophthalmics.

Primary Care
Diovan (+53%; hypertension) is now the fastest growing top-ten antihypertensive in the US. It was filed globally for congestive heart failure, and has received priority review in the US for this indication. Novartis' cardiovascular franchise was further strengthened as *Lotrel* (+47%; hypertension) sustained strong double-digit growth in the US.

Starlix (sales to end of June: CHF 29 million; USD 16 million), the type 2 diabetes treatment, has experienced a gradual increase in prescriptions since its US launch in February and prescribers are becoming more familiar with this new approach to managing postprandial glucose. A large scale multinational study (NAVIGATOR) is to assess and profile potential benefits of both *Diovan* and *Starlix* in the prevention of type 2 diabetes and cardivascular disease.

Lamisil (+18%; fungal infections) continued to gain segment share, buoyed by a new wave of direct-to-consumer advertising in the US.

Miacalcic (+12%; osteoporosis) continued to post double-digit growth as the osteoporosis segment expands due to demographic changes.

Exelon (+174%; Alzheimer's disease) sales topped CHF 220 million (USD 122 million), with a good performance worldwide, particularly in the US.

Trileptal (+69%; epilepsy) built on its dynamic launch to post total sales of CHF 98 million (USD 54 million).

Foradil (+24%; asthma) achieved sales of CHF 199 million (USD 111 million) and was launched in the US. *Foradil* is also under review by the FDA for approval in the treatment of chronic obstructive pulmonary disease (COPD), an indication that has already gained approval in several European countries.

Elidel (inflammatory skin disease) was filed for regulatory approval in Europe in June, having been filed in the US towards the end of last year.

In June, the FDA issued a 'not-approvable' letter for *Zelnorm/Zelmac* (constipation predominant irritable bowel syndrome) requesting further information. The company is submitting an appeal to the FDA regarding the decision. The application for regulatory approval was withdrawn in Europe. Subsequent to these decisions, Novartis and Bristol Myers Squibb have mutually decided not to pursue the collaboration established to develop and commercialize tegaserod (*Zelmac/Zelnorm)*. Novartis recently launched Zelmac in its first market, Mexico.

The FDA also requested additional data for the new asthma treatment *Xolair*, and the amended file is currently expected to be submitted towards the end of 2002, or early in 2003.

Mature Products

Of the Mature Products, *Voltaren* (–10%; inflammation) faced continued pressure from generic products in various markets; however, the sales decline was modest and lower than in the comparative period of 2000.

Oncology

The Novartis Oncology business experienced dynamic growth fuelled by solid performances of *Sandostatin* (+31%; acromegaly) and Novartis' leading bisphosphonate *Aredia* (+28%; cancer complications). *Zometa* (hypercalcemia of malignancy), the more potent successor compound to *Aredia*, got off to a solid start in Europe after its introduction in Germany in May, and has now been approved in 19 countries. US approval is pending.

Sandoglobulin sales (CHF 101 million; USD 56 million; –31%) contracted, especially in the US (–39%), as the manufacturer continues to reduce supply.

Gleevec/Glivec gained US approval for chronic myeloid leukemia within two and a half months of filing, making this the fastest time to market of any cancer treatment. The drug was distributed to patients within just 24 hours of US approval. It is now approved in some twenty countries and posted sales of CHF 58 million (USD 32 million) by the end of June.

Launched in *February* in Europe and the US as first-line therapy for advanced postmenopausal breast cancer, *Femara* achieved sales growth of 64%. Due to its proven superiority over tamoxifen, it has won category leadership in France, Spain, Belgium, Mexico, Switzerland and Australia.

Ophthalmics

Visudyne (+254%; a form of wet age-related macular degeneration) sales reached CHF 178 million (USD 99 million), benefiting from European reimbursement gained earlier in the year and boosted by additional revenues from the pathologic myopia indication approved in Europe in January.

Transplantation

Expanding sales of *Neoral* in Japan contributed to supporting overall sales of the gold-standard immunosuppressant *Sandimmun/Neoral* (–8%). Despite increased generic competition, the erosion of US sales (–25%) is broadly in line with the index for other critical dose drugs. This again reflects the fact that many physicians prefer to maintain patients who are stable and doing well on *Neoral*, as rejection episodes impair long-term outcome.

Strengthened US pharmaceuticals operation

The US (+21%) reported continued strong growth, particularly from *Diovan* (+40%) and *Lotrel* (+47%), despite intense competition. *Femara* (+144%), boosted by its new indication, and *Visudyne* (+241%) were other important contributors to US pharmaceutical sales, which now make up 41% of Pharmaceuticals' total revenues.

Operating income

Investments in Marketing & Distribution increased overproportionally as a result of field force expansion, in particular in the US, and the intensified promotional activities associated with product launches and growth drivers. Research & Development investments reached CHF 1.7 billion (USD 0.9 billion) or 17% of sales, increasing in absolute terms from CHF 1.6 billion. Overall, the operating margin eased down 1.6 percentage points as predicted.

Generics

Sales
Overall sales in Generics grew 12% worldwide in local currencies despite a 2% decline in the US. Sales growth was lifted 16 percentage points by recent acquisitions. The industrial generics business posted a solid performance and benefited from a partial recovery of certain anti-infective prices. The active ingredients business performed well particularly in Japan and Western Europe.

With the Sector's market presence strengthened through recent acquisitions in Europe, the US and Latin America, the retail business reported strong sales growth. In the key US market, price pressures and increased competition impacted sales growth, whilst in Europe, sales were lifted by significant expansion of the product portfolio, including the launch in Germany of Azupharma's macrolid antibiotic, Roxithromycin.

Operating income
Generics' operating margin declined 8.6 percentage points to 12.6% as a result of restructuring costs in the US, additional costs for the integration of recent acquisitions, increased investments for new product launches and continued price pressures in the retail business. Operating income was CHF 141 million (USD 78 million) and is expected to benefit in the second half from the recent restructuring at Geneva Pharmaceuticals and expected new product launches. Whilst Marketing & Distribution expenses increased substantially, Research & Development investments were maintained at 7% of sales.

Consumer Health

Sales
Sales of over-the-counter medicines (**OTC**) rose 4% in local currencies with the key brands *Voltaren Emulgel* (topical pain), *Lamisil* Cream (antifungal), *Triaminic* (pediatric cold remedy) and *Nicotinell/Habitrol* (smoking cessation) continuing to perform well. *Maalox Max* (antacid plus anti-gas) was launched in April and has begun to counter inroads made by competitor products (H_2 receptor antagonists). Overall, growth was achieved despite the weak cough and cold season and the withdrawal of products containing phenylpropanolamine (PPA). A new PPA-free formulation of *Tavist* (allergy, sinus, headache) was launched in April. *Lamisil* Cream was successfully introduced in the OTC markets of Germany and the UK.

The growth in **Medical Nutrition** (+6%) reflected good results in Europe and Latin America. The US performance was less robust due to a decline in the tube feeding business. On the other hand, the dysphagia (swallowing difficulty) and wound care products posted strong sales.

In **Health & Functional Nutrition** (+3%), Gerber increased its share of the US baby/toddler food segment to more than 75%, despite strong competition. The Gerber food line was launched in South Africa, and Gerber Baby Care closed the gap on the segment leader.

Operating income
Operating income was maintained at CHF 385 million (USD 214 million) resulting in an operating margin of 11.7% compared with 12.2% in the prior period. The decline was due to one-time costs associated with the transfer of *Ovaltine* production from the UK to Switzerland. As a percentage of sales, investments in Marketing & Distribution and Research & Development were maintained at last year's level. Research & Development investment focused mainly on OTC development projects.

CIBA Vision

Sales

A significant boost came from sales generated by Wesley Jessen products, which added 43 percentage points to the underlying growth. The lens business achieved strong sales growth, driven by the Wesley Jessen line of contact lenses acquired in October 2000, as well as by *Focus DAILIES* and *Focus NIGHT & DAY*. The decline in sales of conventional lens products reflected the continued market trend towards disposable products such as *Focus DAILIES*. The lens care business, which is also affected by this trend, reported diminishing sales, while Refractive Surgery showed strong growth resulting from the re-launch of the *MemoryLens*.

Overall, the US and Europe performed well, whilst growth in Japan was constrained by the availability of *Focus DAILIES*.

In the first half, CIBA Vision launched *FreshLook ColorBlends Toric* lenses, the world's first disposable cosmetic toric lenses and SOLO-care Plus, an enhanced one-bottle lens-care disinfection system. The company also received US marketing clearance for *Focus DAILIES Progressives*, the world's first daily disposable multi-focal lens for presbyopic correction.

Operating income

Operating income dipped CHF 19 million (USD 11 million) to CHF 87 million (USD 48 million), owing to exceptional factors associated with the acquisition of Wesley Jessen (CHF 31 million; USD 17 million). Investments in Marketing & Distribution grew slower than sales, while Research & Development increased slightly to 5.5% of sales. General & Administration costs increased at a higher rate than sales, owing to expenses related to the integration of Wesley Jessen. As a result, the operating margin dropped 7.3 percentage points to 9.9%. Excluding these exceptional costs CIBA Vision achieved an operating income of CHF 118 million (USD 66 million) and an operating margin of 13.4%.

Animal Health

Sales

Sales were down 2% in local currencies. Shortfalls in the US, due to the economic slow-down and competitive pressures in the flea treatment segment, and set-backs in the UK, due to the devastating effect of foot-and-mouth disease, were largely offset by the performance in Latin America and Asia. Significant sales growth was achieved by *Tiamulin* (respiratory and gastroenteric diseases in pigs) and by the recently acquired vaccine businesses. *Fortekor*, the heart failure product for dogs, also grew strongly, boosted by the additional indication of renal insufficiency in cats.

Operating income

In spite of the drop in sales, operating income was maintained at CHF 66 million (USD 37 million). The operating margin rose from 12.8% to 13.5% as productivity improved and exceptional costs associated with the Agribusiness spin-off last year did not recur. As a result, General & Administration costs improved, whilst major investments in Marketing & Distribution were associated with a doubling of the sales force in the US. Research & Development investments were also stepped-up by CHF 7 million (USD 4 million) to CHF 45 million (USD 25 million) (9% of sales) as new projects, in particular in the vaccine business, were initiated.

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "expects", "estimates", "promising", "will", "anticipates" or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products expected to be introduced or have been introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Group's ongoing businesses achieved sales of CHF 29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Headquartered in Basel, Switzerland, Novartis employs about 70 000 people and operates in over 140 countries around the world. For further information please consult http://www.novartis.com

For details of the first-half performance and financials please consult Novartis' half-year report 2001, which is available via the internet at:
http://www.novartis.com/downloads/corporate_publications/halfyear01_e.pdf or, on request from Novartis International AG, Novartis Commuication, 4002 Basel, Switzerland.

Sales from continuing activities by sector

	First half 2001		First half 2000	Change		
	USD m	CHF m	CHF m	in CHF m	in CHF %	in local currencies %
Pharmaceuticals	5 383	9 689	8 669[1]	1 020	12	13
Generics	623	1 121	1 012[1]	109	11	12
Consumer Health	1 824	3 283	3 157[1]	126	4	4
CIBA Vision	489	881	618[1]	263	43	45
Animal Health	272	490	514	−24	−5	−2
Total	8 591	15 464	13 970	1 494	11	12

Operating income from continuing activities by sector

	First half 2001			First half 2000		Change	
	USD m	CHF m	% of sales	CHF m	% of sales	in CHF m	in %
Pharmaceuticals	1 497	2 695	27.8	2 551[1]	29.4	144	6
Generics	78	141	12.6	215[1]	21.2	−74	−34
Consumer Health	214	385	11.7	385[1]	12.2	0	0
CIBA Vision	48[2]	87[2]	9.9	106[1]	17.2	−19	−18
Animal Health	37	66	13.5	66	12.8	0	0
Corporate and other expenses	59	106		−57		163	
Total	1 933	3 480	22.5	3 266	23.4	214	7

[1] Restated to reflect the transfer, as of 1 January 2001, of the Ophthalmics business from CIBA Vision to Pharmaceuticals and the switch of certain products between sectors

[2] Excluding exceptionals associated with the Wesley Jessen acquisition (CHF 31 million), operating income would have been CHF 118 million, reflecting an increase of 11% in Swiss francs and an operating margin of 13.4%.

Consolidated income statement for continuing activities

	First half 2001		First half 2000	Change in	
	USD m	CHF m	CHF m	CHF m	%
Total sales	8 591	15 464	13 970	1 494	11
Cost of goods sold	2 113	3 804	3 454	350	10
Gross profit	6 478	11 660	10 516	1 144	11
Marketing & Distribution	3 034	5 462	4 539	923	20
Research & Development	1 117	2 010	1 870	140	7
General & Administration	393	708	841	−133	−16
Operating income	1 934	3 480	3 266	214	7
Income from associated companies	43	77	24	53	221
Financial income, net	529	952	926	26	3
Income before taxes and minority interests	2 506	4 509	4 216	293	7
Taxes	427	768	806	−38	−5
Minority interests	7	12	14	−2	−14
Net income	2 072	3 729	3 396	333	10

All USD figures are convenience translations of CHF into USD at a rate of 1.80. These translations should not be construed as representations that the Swiss franc amounts actually represent such US dollar amounts as could be converted into US dollars at the rate indicated or at any other rate.

Top 20 pharmaceutical products

	US First half 2001			RoW First half 2001			Total First half 2001			
	USD m	CHF m	% Change in local currencies	USD m	CHF m	% Change in local currencies	USD m	CHF m	% Change in CHF	in local currencies
Sandimmun/Neoral	143	257	–25	372	670	1	515	927	–10	–8
Diovan/Co-Diovan	212	382	40	236	424	66	448	806	52	53
Cibacen/Lotensin	323	582	27	61	110	–6	384	692	23	20
of which Lotrel	192	346	47	0	0	0	192	346	51	47
Aredia	240	432	28	131	236	27	371	668	28	28
Lamisil	180	324	19	167	300	17	347	624	17	18
Voltaren	6	10	–74	297	535	–5	303	545	–14	–10
Sandostatin(group)	94	170	47	131	236	21	225	406	29	31
Miacalcic	138	249	13	76	136	12	214	385	14	12
Lescol	82	148	–6	109	196	6	191	344	–1	1
Tegretol	66	118	–2	117	210	–3	183	328	–4	–2
Leponex/Clozaril	64	115	–24	84	151	4	148	266	–11	–10
Estraderm (group)	53	96	4	74	134	–8	127	230	–4	–3
Exelon	69	125	311	53	95	95	122	220	175	174
Foradil	3	6	–	107	193	20	110	199	21	24
Famvir (group)	76	136	–	29	53	–	105	189	–	–
Visudyne	64	115	241	35	63	278	99	178	259	254
Nitroderm TTS	0	0	–	91	163	–2	91	163	–9	–4
Zaditen	0	0	0	83	150	–6	83	150	–13	–6
Parlodel	18	32	93	43	78	–12	61	110	–2	3
Desferal	19	35	28	38	68	25	57	103	25	26
Top ten total	1 484	2 672	14	1 697	3 053	10	3 181	5 725	11	12
Top twenty total	1 850	3 332	24	2 334	4 201	12	4 184	7 533	15	17
Rest of portfolio	354	635	10	845	1 521	1	1 199	2 156	1	3
Total	**2 204**	**3 967**	**21**	**3 179**	**5 722**	**9**	**5 383**	**9 689**	**12**	**13**

All USD figures are convenience translations of CHF into USD at a rate of 1.80. These translations should not be construed as representations that the Swiss franc amounts actually represent such US dollar amounts as could be converted into US dollars at the rate indicated or at any other rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 21, 2001   By: /s/ Raymund Breu

                                                     Name: Raymund Breu
                                                     Title: Chief Financial Officer